

UNIT **09058451**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/08_____ AND ENDING _____12/31/08_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELLE HAVEN INVESTMENTS, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Westchester Avenue
_____
                                                    (No. and Street)

White Plains	NY	10604
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SCHUM   (203) 629-3323
                                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
_____
                                (Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I   STEPHEN SCHUM   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
    BELLE HAVEN INVESTMENTS, L.P.   , as
of   December 31   , 2008, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

EMILY PULICE
NOTARY PUBLIC
State of Connecticut
My Commission Expires
August 31 2012

_____
Signature

_____
Controller

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLE HAVEN INVESTMENTS, L.P.
1133 Westchester Avenue, Suite 221
White Plains, NY 10604
(914) 816-4621   FAX (914) 694-2789

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	77,217
Receivable from broker-dealers, net		756
Receivable from clearing broker		966,392
Management fees receivable		331,171
Securities owned		
Marketable, at market value		1,111,157
Not readily marketable, at estimated fair value		15,300
Interest receivable		6,790
Furniture, equipment and leasehold improvements, net		124,387
Other assets		65,507
Total assets	$	**2,698,677**
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at market value	$	597,595
Accrued expenses and other liabilities		201,035
Total liabilities		798,630
Commitments		
Partners' capital		1,900,047
Total liabilities and partners' capital	$	**2,698,677**

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

   Belle Haven Investments, L.P. (the "Company") is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in U.S. government, municipal and equity securities.

   The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the agreement. During 2008, the Company entered into another clearance agreement with a second broker and began utilizing its services in January, 2009.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   Securities and commodities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

   Investment management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Transactions
   Trading and investment securities, consisting primarily of state and municipal obligations and corporate stocks, are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains or losses are reflected in trading revenues.

   Furniture, Equipment and Leasehold Improvements
   Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather as part of the allocation of net income.

Guaranteed payments included in employee compensation and benefits amounted to $2,113,071 for the year ended December 31, 2008.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less, that are not held for sale in the ordinary course of business.

3. **Securities Owned and Sold, Not Yet Purchased**

Securities owned consist of trading and investment securities as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 65,239	
State and municipal obligations	629,570	$ 597,595
Corporate debt	320,608	
Corporate stocks	94,240	
Options	1,500	
	$ 1,111,157	$ 597,595

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2008, these securities carried at estimated fair values consist of the following:

Corporate stock	$ 12,500
Collateralized mortgage obligations	2,800
	$ 15,300

4. Fair Value Measurement

The Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1   The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2   The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2008.

Description	Total	Level 1	Level 2	Level 3
Securities Owned:				
State and municpal obligations	$ 629,570	$ -	$ 629,570	$ -
Obligations of U.S. Government	65,239		65,239	
Corporate and other debt	323,408		320,608	2,800
Corporate stocks	106,740	94,240		12,500
Options	1,500		1,500	
Total	$ 1,126,457	$ 94,240	$ 1,016,917	$ 15,300
Securities sold, not yet purchased:				
State and municipal obligations	$ 597,595	$ -	$ 597,595	$ -

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008.

	Corporate and Other Debt	Corporate Stocks	Total
Beginning balance	$ 2,800	$ 41,839	$ 44,639
Total realized and unrealized gains or losses included in earnings		151,053	151,053
Sales and other settlements		(180,392)	(180,392)
Ending balance	$ 2,800	$ 12,500	$ 15,300
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ -	$ -	$ -

Realized and unrealized gains and losses included in earnings for the period are reported in trading revenues as follows:

	Trading Revenues
Total gains or losses included in earnings for the period	$ 151,053
Change in unrealized gains or losses related to assets still held at reporting date	$ -

5. **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 208,194
Leasehold improvements	27,781
	235,975
Accumulated depreciation and amortization	(111,588)
	$ 124,387

6. **Liabilities Subordinated to Claims of General Creditors**

The borrowings under the subordination agreement matured during the year ended December 31, 2008.

7. **Receivable from Clearing Broker**

The receivable from clearing broker consists of the following:

Receivable from clearing broker	$ 1,376,155
Transactions not yet due for settlement	(409,763)
	$ 966,392

8. **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $1,263,379, which exceeded its required net capital of $100,000 by $1,163,379. At December 31, 2008, the Company had aggregate indebtedness of $201,035. The ratio of aggregate indebtedness to net capital was .16 to 1.

9. **Leases**

The Company is obligated under operating lease agreements for its office premises. The lease originally set to expire June 30, 2004 at an annual rental of $169,053, which had been extended through August 31, 2008, was terminated effective February 29, 2008. As of January 29, 2008, the Company entered into a new lease for office premises that expires on May 31, 2015 and provides for a renewal option for one five-year term. Upon execution of the lease, the Company paid $23,880 as a security deposit and $10,000 toward improvements. An additional $10,000 toward improvements was paid on May 30, 2008.

The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

Year Ending December 31,	
2009	$ 95,520
2010	99,003
2011	101,490
2012	101,490
2013	104,973
Thereafter	152,235
	$ 654,711

10. **Section 401(k) Plan**

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company's trading activities include the purchase and sale of option contracts. Accordingly, option contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008, the Company had no amounts in excess of FDIC insured limits.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a brokerage firm. The accounts at the brokerage firm contain cash and securities. Balances are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation (SIPC). The brokerage firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

12. Commitments

On June 18, 2007 the Company entered into a commission payout agreement with a departing broker. Under this agreement, the Company is obligated to pay to the departing broker an amount equal to 25% of gross revenues produced from certain accounts for an earn out period of two years commencing June 18, 2007. Amounts shall be paid monthly. As of December 31, 2008, under this agreement, the Company is obligated for $505.

13. Discontinued Operations

During 2008, the Company sold BH Sales and Marketing, LLC, ("BH Sales"). The decision to sell BH Sales was based on management's desire to focus on their core business.

* * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Partners
Belle Haven Investments, L.P.

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P. (a limited partnership) (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments, L.P. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 25, 2009

